Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2017

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial

Statements for the three and six month periods ended June 30, 2017)

Balance Sheet

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	As at June 30, 2017	As at December 31, 2016

ASSETS
Current
Cash and cash equivalents (Note 3)	$5,313	$9,817
Short-term investments (Note 4)	34	28
Other receivables and prepaid expenses	402	469

Total Current Assets	5,749	10,314

Restricted cash (Note 6)	2,075	2,075
Property, plant and equipment (Note 7)	677	710
Exploration and evaluation assets (Note 8)	5,447	5,398

Total Assets	$13,948	$18,497

LIABILITIES
Current
Accounts payable	$908	$328
Accrued and other liabilities (Note 10(b)(ii))	418	473

Total Current Liabilities	1,326	801

Decommissioning provision (Note 9)	1,866	1,797

Total Liabilities	3,192	2,598

SHAREHOLDERS' EQUITY
Share capital (Note 10)	114,618	114,618
Reserves (Note 11)	16,530	15,873
Deficit	(120,392)	(114,592)

Total Shareholders’ Equity	10,756	15,899

Total Liabilities and Shareholders’ Equity	$13,948	$18,497
Nature of Operations and Going Concern (Note 1)
Commitments (Note 16)

Approved by the Board of Directors:
“John F. Kearney”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

Income State

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Income
Investment income	$19	$7	$42	$14

Expenses
Depreciation	7	2	9	5
Exploration and evaluation (Note 12)	2,466	436	4,206	804
Listing and regulatory	8	14	42	35
Management and directors	213	125	439	253
Office and general	147	111	287	232
Professional	21	30	37	49
Shareholder and investor communications	85	65	145	103
Share-based compensation (Note 11)	300	81	657	158
	3,247	864	5,822	1,639

Other income (expense)
Finance costs (Note 9)	(10)	(9)	(20)	(18)
	(10)	(9)	(20)	(18)

Net loss for the period	(3,238)	(866)	(5,800)	(1,643)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss for the period	$(3,238)	$(866)	$(5,800)	$(1,643)

Net loss per share - basic and diluted	$(0.01)	$-	$(0.02)	$(0.01)
Weighted average number of shares outstanding

Basic and diluted	266,111,543	218,047,709	266,111,543	218,047,709

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Six months ended June 30,
	2017	2016

Operating Activities
Net loss for the period	$(5,800)	$(1,643)
Adjustments for items not involving cash:
Accretion and depreciation expense (Notes 7 and 9)	53	52
Share-based compensation (Note 11)	657	158
Change in non-cash working capital items:
Other receivables and prepaid expenses	61	(192)
Accounts payable and accrued liabilities	525	129
	(4,504)	(1,496)

Investing Activities
Sale of marketable securities (Note 5)	-	936
	-	936

Net change in cash and cash equivalents	$(4,504)	$(560)

Cash and cash equivalents, beginning of year	$9,817	$1,674

Net change in cash and cash equivalents	(4,504)	(560)

Cash and cash equivalents, end of period	$5,313	$1,114

CANADIAN ZINC CORPORATION

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2015	218,047,709	$104,028	$14,394	$(109,515)	$8,907
Share-based compensation (Note 11(b))	-	-	158	-	158
Net loss for the period	-	-	-	(1,643)	(1,643)
Balance, June 30, 2016	218,047,709	$104,028	$14,552	$(111,158)	$7,422
Issue of shares at $0.25 per share (Note 10)	40,800,000	10,200	-	-	10,200
Issue of shares at $0.30 per share (Note 10)	6,666,664	1,733	-	-	1,733
Share issuance costs (Note 10)	-	(1,110)	-	-	(1,110)
Share purchase warrants (Note 11(c))	-	(440)	440	-	-
Exercise of deferred share units (Note 10)	190,970	24	(24)	-	-
Exercise of warrants at $0.35 per share (Note 10)	406,200	183	(41)	-	142
Share-based compensation (Notes 11(a) and 11(b))	-	-	946	-	946
Net loss for the period	-	-	-	(3,434)	(3,434)
Balance, December 31, 2016	266,111,543	114,618	15,873	(114,592)	15,899
Share-based compensation (Notes 11(a) and 11(b))	-	-	657	-	657
Net loss for the period	-	-	-	(5,800)	(5,800)

Balance, June 30, 2017	266,111,543	$114,618	$16,530	$(120,392)	$10,756

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.	Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income, and has working capital of $4,423,000 as at June 30, 2017. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

These unaudited interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited interim consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on August 9, 2017.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These unaudited interim consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on June 30, 2017. The accounting policies adopted by the Company have been applied consistently to all periods presented. These unaudited interim consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These unaudited interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

i.	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for the development of the Prairie Creek mine and exploration of the Newfoundland properties and for working capital requirements. In concluding the Company is a going concern, management considers funds on hand at year end, planned expenditures for at least 12 months from the balance sheet date and strategic objectives in its assessment. Due to the nature of its business, management increases or decreases administrative and exploration expenditures based on available working capital. Judgments must also be made with regard to events or conditions which might give rise to significant uncertainty.

ii.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

iv.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 11.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(d)	IFRS Standards Adopted

As of January 1, 2017, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company.

(e)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may impact the financial statements.

IFRS 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018 and does not expect the adoption of IFRS 9 to have a material effect on its consolidated financial statements based on its current holding of financial instruments.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2018. The Company has started an initial assessment of the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility operating leases. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.	Cash and Cash Equivalents

The Company’s cash and cash equivalents at June 30, 2017 consisted of cash of $17,000 and cash equivalents of $5,296,000 (December 31, 2016 - cash of $191,000 and cash equivalents of $9,626,000).

4.	Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At June 30, 2017, short-term investments had a carrying value of $34,000, earning income at a rate of 0.60% (December 31, 2016 - $28,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.	Marketable Securities

In January 2016, the Company liquidated its marketable securities and sold 12,573,380 shares of Vatukoula Gold Mines pcl (“Vatukoula”) to Zhongrun International Mining Co. Ltd., the major shareholder of Vatukoula, for cash of $936,000.

6.	Restricted Cash

As at June 30, 2017, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2016 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

7.	Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Cost
December 31, 2015	$40	$500	$1,742	$187	$80	$2,549
Additions during the year	-	-	-	-	-	-
December 31, 2016	40	500	1,742	187	80	2,549
Additions during the period	-	-	-	-	-	-
June 30, 2017	40	$500	$1,742	$187	$80	$2,549

Accumulated Depreciation
December 31, 2015	$-	$-	$1,553	$154	$65	$1,772
Depreciation for the year	-	-	55	10	2	67
December 31, 2016	-	-	1,608	164	67	1,839
Depreciation for the period	-	-	24	8	1	33
June 30, 2017	$-	$-	$1,632	$172	$68	$1,872

Net Book Value
December 31, 2015	$40	$500	$189	$33	$15	$777
December 31, 2016	40	500	134	23	13	710
June 30, 2017	40	500	110	15	12	677

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.	Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Prairie Creek Property is subject to a 1.2% net smelter return royalty. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

	June 30, 2017	December 31, 2016
Prairie Creek Mine	$49	$-
Central Newfoundland properties	5,398	5,398
	$5,447	$5,398

The $49,000 increase in the Prairie Creek Mine exploration and evaluation asset is due to a change in the estimate of the decommissioning provision which as per the Company’s policy is capitalized (see Note 9). The Company has incurred historical exploration and evaluation costs of $82,312,000 on the Prairie Creek Mine asset and $4,569,000 on exploration properties in central Newfoundland (see Note 12) and has expensed these costs pursuant to its accounting policy.

9.	Decommissioning Provision

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and a class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 17 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2016 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine estimated to be 2036. The decommissioning provision is discounted using a risk free rate of 2.07% (December 31, 2016 – 2.21%).

Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the Prairie Creek Mine asset. Changes in the reclamation and closure costs resulting from changes in the timing, estimated cost or discount rate requires an offsetting change in the carrying value of the corresponding exploration and evaluation asset. Decreases in the decommissioning provision result in a corresponding decrease to the asset until the corresponding asset is reduced to nil, after which a decrease in the decommissioning provision is recognized as a gain in the consolidated statement of comprehensive loss.

	June 30, 2017	December 31, 2016
Balance – beginning of year	$1,797	$1,825
Accretion expense	20	36
Change in estimates	49	(64)
Balance – end of period	$1,866	$1,797

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Share Capital

Issued and outstanding: 266,111,543 common shares (December 31, 2016 – 266,111,543).

Authorized: Unlimited common shares with no par value (2016 – unlimited).

(a)	During the period ended June 30, 2017

There were no changes to the Company’s share capital in the six month period ended June 30, 2017.

(b)	During the year ended December 31, 2016

i.	On July 7, 2016, the Company completed an underwritten public offering of common shares and flow-through shares (the “Offering”) through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. (together, the ("Underwriters")). The Company issued 34,135,000 common shares at a price of $0.25 per common share for gross proceeds of $8,533,750, and 6,665,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.25 per FT Share for gross proceeds of $1,666,250. In total, the gross proceeds of the Offering amounted to $10,200,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,448,000 non-flow-through shares at any time until July 7, 2018 at a price of $0.25 per share. Net proceeds from the issuance were $9,249,000 after issuance costs comprised of the advisor’s commission of $612,000 and other issuance costs of $339,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $440,000 and did not recognize a sale of tax deductions as the issue price of the of the flow-through shares was greater than the market price of the Company’s shares at the date of issue.

ii.	On December 14, 2016, the Company completed a non-brokered private placement of flow-through shares. The Company issued 6,666,664 common shares at a price of $0.30 per common share for gross proceeds of $2,000,000. A finder’s fee equal to 6% of the gross proceeds raised was paid to the advisors. Net proceeds from the issuance were $1,841,000 after issuance costs comprised of the advisor’s fee of $120,000 and other issuance costs of $39,000. The sale of tax deductions of $267,000, being the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and recorded as a current liability in the consolidated statement of financial position and presented within accrued and other liabilities.

iii.	406,200 common shares were issued upon the exercise of warrants at a price of $0.35 per common share for proceeds of $142,000.

iv.	190,970 common shares were issued upon the conversion of deferred share units following the retirement of a director.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves

(a)	Stock Options

The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant. At June 30, 2017, there were 5,850,000 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	June 30, 2017		December 31, 2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,850,000	$0.36	973,800	$0.55
Exercised	-	-	-	-
Expired	-	-	(323,800)	0.72
Forfeited	-	-	-	-
Granted	-	-	5,200,000	0.35
Outstanding, end of period	5,850,000	$0.36	5,850,000	$0.36

As at June 30, 2017, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.7 years, to purchase an aggregate 5,850,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
October 3, 2017	650,000	$0.46	650,000	$0.46
August 10, 2021	5,200,000	0.35	1,950,000	0.35
	5,850,000	$0.36	2,600,000	$0.38

For the three and six month periods ended June 30, 2017, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $101,000 and $238,000 respectively and did not record any expense in both the comparable periods.

The share-based compensation expense was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Year ended December 31, 2016
Dividend Yield	0%
Risk free interest rate	0.54%
Expected life	2.6 to 3.5 years
Expected volatility (1)	92% to 97%
Weighted average grant date fair value of the options granted	$0.19

(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company. During the six month period ended June 30, 2017, the Company issued 320,615 DSUs to directors and did not issue RSUs to senior officers (June 30, 2016 – 119,099 DSUs and nil RSUs). At June 30, 2017, there were 782,019 DSUs and 5,550,000 RSUs outstanding (December 31, 2016 – 461,404 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2015	276,340	$0.09	3,650,000	$0.11
Redeemed	(190,970)	0.13	-	-
Granted	376,034	0.24	1,900,000	0.33
Outstanding, December 31, 2016	461,404	0.20	5,550,000	0.19
Granted	320,615	0.19	-	-
Outstanding, June 30, 2017	782,019	$0.20	5,550,000	$0.19

The RSUs granted are subject to a ten to eighteen month vesting period; a pay-out date of 2.5 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the three and six month periods ended June 30, 2017, the Company recognized share-based compensation expense for DSUs granted of $31,000 and $62,000 respectively versus $15,000 and $27,000 in the comparable periods. For the three and six month periods ended June 30, 2017, the Company recognized share-based compensation expense for RSUs granted of $168,000 and $357,000 respectively versus $66,000 and $131,000 in the comparable periods.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(c)	Share Purchase Warrants

As at June 30, 2017, the Company has outstanding exercisable warrants to purchase an aggregate 16,734,000 common shares, with a weighted average remaining contractual life of 3 months, as follows:

	June 30, 2017		December 31, 2016
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	16,734,000	$0.46	16,908,360	$0.48
Exercised	-	-	(406,200)	0.35
Expired	-	-	(2,216,160)	0.35
Issued	-	-	2,448,000	0.25
Outstanding, end of period	16,734,000	$0.46	16,734,000	$0.46

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 31, 2017	14,286,000	$0.50
July 7, 2018	2,448,000	0.25
	16,734,000	$0.46

The fair value ($440,000 – see Note 10) of warrants, issued during the year ended December 31, 2016, was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2016
Dividend Yield	0%
Risk free interest rate	0.47%
Expected life	2 years
Expected volatility (1)	109%
Weighted average grant date fair value of the warrants issued	$0.18

(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.	Reserves (continued)

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2015	$234	$1,722	$11,834	$604	$14,394
Deferred share units exercised	(24)	-	-	-	(24)
Share-based compensation	1,104	-	-	-	1,104
Stock options expired	(114)	-	114	-	-
Warrants exercised	-	(41)	-	-	(41)
Warrants expired	-	(226)	226	-	-
Warrants issued	-	440	-	-	440
Balance, December 31, 2016	1,200	1,895	12,174	604	15,873
Share-based compensation	657	-	-	-	657
Balance, June 30, 2017	$1,857	$1,895	$12,174	$604	$16,530

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.	Exploration and Evaluation Expenditures

	Three months ended June 30,		Six months ended June 30,
Prairie Creek Mine	2017	2016	2017	2016
Camp operation and project development	$432	$72	$486	$124
Mine planning and feasibility studies	1,400	68	2,474	157
Permitting and environmental	592	232	820	385
	2,424	372	3,780	666

Depreciation – mining plant and equipment	14	13	24	27
Total exploration and evaluation expenditures	$2,438	$385	$3,804	$693

Exploration and evaluation expenditures (inception to date), beginning of period	$79,874	$76,959	$78,508	$76,651
Total exploration and evaluation expenditures	2,438	385	3,804	693
Exploration and evaluation expenditures (inception to date), end of period	$82,312	$77,344	$82,312	$77,344

	Three months ended June 30,		Six months ended June 30,
Central Newfoundland Properties	2017	2016	2017	2016
Camp operation and project development	$76	$51	$181	$111
Diamond drilling (1)	(48)	-	221	-
Total exploration and evaluation expenditures	$28	$51	$402	$111

Exploration and evaluation expenditures (inception to date), beginning of period	$4,541	$3,656	$4,167	$3,596
Total exploration and evaluation expenditures	28	51	402	111
Exploration and evaluation expenditures (inception to date), end of period	$4,569	$3,707	$4,569	$3,707

(1)	The Company received additional government grants in 2017 relating to the 2016 drill programs in Newfoundland.

For the three and six month periods ended June 30, 2017, employee wages and benefits of $230,000 and $352,000 respectively were included in exploration and evaluation expenditures versus $88,000 and $168,000 respectively for the comparable periods.

13.	Government Grants

During the three and six month periods ended June 30, 2017, the Company received government grants in the amount of $236,000. There were no government grants received in the comparable periods. As at December 31, 2016, a receivable of $75,000 was due from the government of Newfoundland and Labrador and is presented within other receivables and prepaid expenses. There was no comparable receivable as at June 30, 2017.

CANADIAN ZINC CORPORATION

Notes to the Interim Consolidated Financial Statements

For the period ended June 30, 2017

(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14.	Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop the Prairie Creek project for the benefit of its shareholders.

15.	Related Party Transactions

During the three and six month periods ended June 30, 2017, the Company incurred rent expense in the amount of $6,000 and $12,000 respectively versus $6,000 and $12,000 respectively for the comparable periods with Buchans Minerals Corporation (“Buchans”) a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was no amount owing to related parties and included in accounts payable and accrued and other liabilities at June 30, 2017 versus $2,000 recorded at the end of the comparable period.

The Company recorded a net receivable of $13,000 at June 30, 2017 (December 31, 2016 - $10,000) due from Buchans representing payments made on behalf of Buchans for work undertaken associated with a grant receivable from the Research and Development Corporation of Newfoundland and Labrador (see Note 13).

During the three and six month periods ended June 30, 2017, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $213,000 and $439,000 respectively versus $125,000 and $253,000 respectively for the comparative periods and recognized share-based compensation with officers and directors in the amount of $282,000 and $613,000 respectively versus $81,000 and $158,000 respectively for the comparative periods.

16.	Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2017	$77
2018	153
2019	153
2020	152
2021	149
$684

During the three and six month periods ended June 30, 2017, the Company recognized lease expense of $53,000 and $106,000 respectively compared to $53,000 and $106,000 for the respective comparative periods.

17.	Subsequent Events

On July 31, 2017, share purchase warrants, entitling the holders to purchase an aggregate 14,286,000 common shares at an exercise price of $0.50 per share, expired unexercised.